1(212) 318-6393

yarivkatz@paulhastings.com

April 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Benjamin Richie
Lauren Nguyen

Re:	Orchestra BioMed Holdings, Inc. Amendment No. 1 to Registration Statement on Form S-1 on Form S-3 Filed March 27, 2024 File No. 333-274924

Ladies and Gentlemen:

We are in receipt of the letter, dated April 18, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Amendment No. 1 to registration statement on Form S-1 on Form S-3 (the “Registration Statement”). We are responding to the Staff’s comments on behalf of Orchestra BioMed Holdings, Inc. (“Orchestra” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is publicly filing via EDGAR an Amendment No. 2 to the Registration Statement on Form S-3 (“Amendment No. 2”) responding to the Staff’s comments and updating the Registration Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth each of the Staff’s comments in italics below followed by the Company’s response to each comment. All capitalized terms used herein but not defined herein have the meanings assigned to such terms in Amendment No. 2, and all page number references are to the page numbers of Amendment No. 2.

Registration Statement on Form S-3

Cover Page

1.	We note your response to prior comment 1 and re-issue in part. Where you disclose the "weighted average per share" price of common stock, please further revise to disclose the price that the selling securityholders paid for each of the securities being registered for resale.

Company Response: The Company has revised the cover page in response to the Staff’s comments.

U.S. Securities and Exchange Commission
April 25, 2024

2.	We note your response to prior comment number 4 that "the weighted average price of the shares of common stock being registered . . . was $6.65" and, therefore, the Company has elected not to include this information. While the average initial sale price of your common stock is more than the current market value, there remain selling shareholders that will profit on sales as a result of the lower initial price for which they purchased their shares. Therefore, these selling shareholders will have an incentive to sell their shares and that public securityholders may not experience a similar rate of return on the securities they purchased. Please revise your cover page and risk factors to include disclosure relating to certain selling shareholders' incentive to sell.

Company Response: The Company has provided additional disclosure on the cover page and risk factor disclosure on page 8 in response to the Staff’s comment.

Risk Factors, page 8

3.	We note your response to prior comment 6 and re-issue in part. We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Please highlight in a risk factor here the amount of shares being registered for resale could have a significant negative impact on the public trading price of the common stock and the attendant risks.

Company Response: The Company has provided additional disclosure on the cover page and risk factor disclosure on page 8 in response to the Staff’s comment.

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If you have any questions concerning Amendment No. 2 or require any additional information, please do not hesitate to contact me at (212) 318-6393 or yarivkatz@paulhastings.com or Keith Pisani at (212) 318-6053 or keithpisani@paulhastings.com.

Sincerely,

/s/ Yariv Katz

Yariv C. Katz

of PAUL HASTINGS LLP

cc :	David Hochman, Chief Executive Officer, Orchestra BioMed Holdings, Inc. Samuel Waxman, Esq., Paul Hastings LLP
Keith D. Pisani, Esq., Paul Hastings LLP